Exhibit 99.1	NEWS RELEASE RARE ELEMENT RESOURCES LTD TSX-V: RES & AMEX: REE January 10, 2011 Ref: 02-2011

Rare Element Reports Additional Rare Earth Assays From the Bull Hill SW Resource Area

Vancouver B.C. - Rare Element Resources Ltd. (TSX-V: RES and AMEX: REE) is pleased to announce rare earth element (REE) assay results from an additional nine drill holes completed during its 2010 core drilling program at the Company's 100% owned Bear Lodge property, located in northeastern Wyoming, USA (Figure 1). Assays are pending for another twenty-three drill holes. The current results are from the Bull Hill Southwest resource area, where an updated NI 43-101-compliant resource was estimated and reported in a news release dated May 26, 2010. The objectives of the 2010 drilling program were to expand the Bull Hill SW oxide resource and upgrade the resource category, and to explore for additional REE resources at the Bull Hill NW and Whitetail Ridge target areas. Previous assay results from the Bull Hill SW resource area and the Whitetail Ridge REE target area were reported in news releases dated 15 September and 9 November 2010.

Highlights from the current group of assays include the following intercepts:

Bull Hill SW Resource Area

RES10-23 – 196 ft @ 2.82% TREO (total rare earth oxide; includes 70 ft @ 4.13% TREO)

 15.5 ft @ 8.33% TREO

RES10-24 –   52 ft @ 3.08% TREO

 14.5 ft @ 5.86% TREO

RES10-25 –  42 ft @ 6.15% TREO

RES10-26 –  19 ft @ 6.33% TREO

28.5 ft @ 4.53% TREO

RES10-27 –  138.5 ft @ 2.63% TREO

140 ft @ 2.90% TREO

RES10-28 –  183 ft @ 3.55% TREO (includes 76 ft @ 5.29% TREO)

RES10-35 –

140 ft @ 2.64% TREO (includes 53.7 ft @ 4.07% TREO)

Jim Clark, Vice President - Exploration states: “The assay results continue to demonstrate the continuity of the mineralized bodies at the Bull Hill SW resource area. Results from the 2010 drill program should allow us to expand the limits of the deposit and upgrade the resource category in our next NI 43-101 compliant resource estimate planned for completion early in the second quarter of 2011.”

Drilling Results

The REE deposits in the Bear Lodge Mountains of northeastern Wyoming occur within a large alkaline igneous complex that domes adjacent Paleozoic and Mesozoic sedimentary rocks. The REE mineralization is hosted in dikes and veins of carbonatitic intrusive bodies and their near-surface oxidized equivalents (FMR). FMR refers to the major mineral constituents of the highly oxidized, former carbonatite dikes that occur in the depth range between the surface and 300 - 500 feet (91 – 152 meters) beneath the surface– F (FeOx)-M (MnOx)-R (REE minerals). A zone of partly oxidized carbonatite, termed transitional carbonatite has variable thickness and occurs beneath the FMR zone and above the deeper zone of unoxidized carbonatite.

REE assay values are reported by convention as the combined oxide equivalents (REO) of the fifteen elements in the lanthanide series + yttrium. The oxide equivalents are approximately 15.6% higher than the combined metal assay values. The Bear Lodge project contains predominantly the "light" REE (lanthanum, cerium, praseodymium, and neodymium), and economically important quantities of several of the “heavy” REE (europium, dysprosium, and terbium).

Bull Hill SW Resource Area

REE mineralization in the Bull Hill SW resource area is contained within intrusive dikes, veins, and stockwork of FMR, transitional carbonatite, and carbonatite that invade heterolithic intrusive breccia of the Bull Hill diatreme. Stockwork refers to a rock cut by a network of small veins or dikes that contain the mineralization. Most of the low-grade mineralization (1-2.5% REO) within the Bull Hill area deposits occurs in stockworks.  Most of the REE mineralization in the current set of holes occurs within FMR dikes and veins.

All of the holes reported here were drilled along a bearing of N45ºE from a series of sites on a resource evaluation grid established for the Bull Hill SW deposit in conjunction with Ore Reserves Engineering, the Company’s resource estimation consultant (Figure 1). The bearing, inclination, and significant assay intercepts from the REE-mineralized sections for each of the drill holes are summarized in Table 1 below.

Table 1. Summary of new REE-mineralized drill intercepts at the Bull Hill SW Resource Area:

Drill hole RES10-23 (N45E, -45º; t.d. 940 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
274-470	196	150	Transitional carbonatite dikes and stockwork	2.82 (includes 70 feet @ 4.13)
752-767.5	15.5	14	FMR dike	8.33

Drill Hole RES10-24 (N45E, -45º; t.d. 1,073 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
0-52	52	52	FMR stockwork	3.08
121.3-133	11.7	10.9	FMR dike and stockwork	4.67
150.5-165	14.5	14	FMR dike and stockwork	5.86
247-250	3	1.5	FMR dike	8.62
330-337.5	7.5	7.3	Transitional carbonatite dike	5.98
607.5-613	5.5	5	Transitional carbonatite dike	5.08
821-833	12	7.3	Carbonatite dike	4.80
891-910.5	19.5	11.2	Carbonatite dikes	2.43
952-972	20	12.9	Carbonatite dikes	2.48

Drill Hole RES10-25 (N45E, -45º; t.d. 682 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
296-301	5	4.7	FMR dike and stockwork	3.43
618-660	42	24	Carbonatite dike and veins	6.15

Drill Hole RES10-26 (N45E, -70º; t.d. 906 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
168-177	9	9	FMR stockwork	2.37
276-295	19	16.9	FMR dike	6.33
331-365	34	32	FMR dikes and stockwork	3.18
415-423	8	6.9	FMR dike	5.07
805.5-837	28.5	14	Carbonatite dike	4.53

Drill Hole RES10-27 (N45E, -65º; t.d. 761 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
34-67	33	30	FMR dikes and stockwork	3.33
139-142	3	2	FMR veins	3.43
398-536.5	138.5	120	Transitional carbonatite dikes and stockwork	2.63
568-708	140	70	Transitional carbonatite dikes	2.90
742-746	4	2.6	Carbonatite veins	6.59

Drill Hole RES10-28 (N45E, -45º; t.d. 895 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
12-41.5	29.5	29.5	FMR stockwork	2.35
160-252	92	92	FMR stockwork	1.85
290-473	183	117	Transitional carbonatite dikes and stockwork	3.55 (includes 76 feet @ 5.29)

Drill Hole RES10-30 (N45E, -45º; t.d. 503 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
22.5-26	3.5	3	FMR dike	15.23
105.5-116	10.5	7	FMR dike and stockwork	2.45
413-423	10	3	FMR dike	2.06

Drill Hole RES10-32 (N45E, -45º; t.d. 734 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
503.5-513	9.5	3.2	FMR veins	6.62
572.5-582.5	10	10	FMR stockwork	2.20

Drill Hole RES10-35 (N45E, -62.5º; t.d. 699 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
38-68	30	25	FMR dikes and stockwork	2.29
219-249	30	30	FMR stockwork	1.73
279-309	30	25	FMR dikes and stockwork	2.50
379-519	140	90	Transitional carbonatite dikes and stockwork	2.64 (includes 53.7 feet @ 4.07)
545-549	4	2.3	Carbonatite dike	6.45
657-689.3	32.3	18.5	Carbonatite dikes	2.71

The drilling results continue to demonstrate that the target FMR and carbonatite bodies exhibit strong REE mineralization over a strike length of more than 1400 feet (426m). Interpretive correlations of drill intercepts suggest a structural bias toward vertical or near vertical dips and a transitional change in strike from northwesterly to almost due north in the northern part of the resource area.

Assaying and Quality Control

ALS Chemex conducted the assaying for the rare earth elements in their Vancouver, British Columbia assay facility. ALS Chemex Vancouver is accredited to ISO 9001 and operates according to ALS Group standards consistent with ISO 17025 methods at other laboratories. The samples were prepared and subjected to lithium metaborate fusion, followed by ICP analysis and a mass spectroscopy finish.

Analytical quality is monitored through the use of randomly inserted quality control samples, including standards, blanks, and duplicates, which are blinded to the analytical laboratory. Results of the analyses at ALS Chemex are evaluated continuously by the Company’s QA/QC consultant, Dr Jeffrey Jaacks, who is a Qualified Person according to National Instrument 43-101, and the results indicate acceptable accuracy and precision. Blank analyses also indicate no issues with carry-over contamination. The Company is continuing to conduct a series of analytical “round-robin” test of four laboratories using samples with a known range of chemistry. The purpose of these tests is to evaluate the ongoing performance of the primary lab and to rank and rate the several labs that could be used as check labs or alternative options as a primary laboratory.

Rare Element Resources Ltd (TSX-V: RES: AMEX: REE) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare-earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is growing rapidly, and is projected to accelerate if the green technologies are implemented on a broad scale.

ON BEHALF OF THE BOARD

Donald E. Ranta, PhD, PGeo, President & CEO

For information, refer to the Company’s website at www.rareelementresources.com or contact:

Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com .

Donald E Ranta, (604) 687-3520 don@rareelementresources.com

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person.  Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101.  This news release was prepared by Company management, who take full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

N
W
E
S
WT1
WT3
NW4
NW3
NW2
NW1
10-I
10-H
10-G
10-N
10-F
10-M
10-E
10-L
10-K
10-D
BH14
X RES10-32
X RES10-30
BH5
X RES10-25, RES10-26
BH4
X RES10-24
BH7
X RES10-35
BH9
RES10-28 X
RES10-27
BH1
BH10
BH2
BH11
X RES10-23
10-C
09-CP1
BH12
10-B
10-A
09-CP2
BH13
0
200 feet
Bear Lodge Project -
Work Plan B - 2010 - Amended
Paso Rico (USA), Inc. July 12, 2010
2010_Stage_3
2010_Stage_2
2010_Stage_1
2009_NYO
Resource Grid
RER 2009 Collars
RER Pre-2009 Collars
Newmont Collars
Historical Collars
2010_Temporary_Access_Roads
2010_Overland_Travel
2010_Temporary_Access_Roads_Stage_1
2009_Temporary_Access_Roads
Existing_Closed_Roads

Figure 1. Bull Hill drill hole locations.